Exhibit 4.2

CERTIFICATE OF TRUST

OF

WACHOVIA CAPITAL TRUST [    ]

THIS Certificate of Trust of Wachovia Capital Trust [    ] (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. § 3801 et seq.) (the “Act”).

1. Name. The name of the statutory trust formed by this Certificate of Trust is Wachovia Capital Trust [    ].

2. Delaware Trustee. The name and business address of the trustee of the Trust in the State of Delaware are U.S. Bank Trust National Association, 300 Delaware Avenue, 9th Floor, Wilmington, Delaware 19801, Attention: Corporate Trust Services Division.

3. Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811 of the Act.

U.S. BANK TRUST NATIONAL ASSOCIATION, not in its individual capacity but solely as trustee

By:
Name:
Title: